*AB 3/8

AB 3/28

"PUBLIC"

12013056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASHINGTON DC 196

SEC FILE NUMBER
8- 68746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APTO PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 CAMPUS DRIVE
(No. and Street)

PARSIPPANY	NEW JERSEY	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUAN D. ESPINOSA — 973-538-1797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

30 MONTGOMERY STREET	JERSEY CITY	NEW JERSEY	07302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, JUAN D. ESPINOSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

APTO PARTNERS, LLC, as of

DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT & CEO
Title

LORRAINE LEE
Notary Public
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 08/10/2013

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Accountant's report of internal control.
[X] Independent auditor's report.
[X] Notes to financial statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

Apto Partners, LLC
4 Campus Drive
Parsippany, New Jersey 07054

We have audited the accompanying statement of financial condition of Apto Partners, LLC, as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete & Bloom

February 15, 2012

STATEMENT OF FINANCIAL CONDITION

Apto Partners, LLC

	DECEMBER 31, 2011
ASSETS	
Cash	$292,765
Clearing Deposit	5,000
TOTAL ASSETS	**$297,765**
LIABILITIES	
Accounts payable and accrued expenses	$ 7,627
Due to member	474
TOTAL LIABILITIES	8,101
MEMBER'S EQUITY	289,664
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$297,765**

NOTES TO FINANCIAL STATEMENTS

Apto Partners, LLC

1. ORGANIZATION AND NATURE OF BUSINESS

Apto Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a State of New Jersey Limited Liability Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are passed through to its members and taxed depending on their personal tax situation. Accordingly, the financial statements do not reflect a provision from income taxes.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2012 and February 15, 2012, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2011 the Company's uninsured cash balance totaled $1,696.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $289,664, which was $189,664 in excess of its required net capital of $100,000.

5. COMMITMENTS

Leases

Effective November 1, 2011, the Company entered into a one-year lease for office space at 4 Campus Drive, Parsippany, New Jersey. The base rent is $6,773 per annum.

Minimum future lease payments shall be:

Year Ending December 31	Amount
2012	$5,664

The termination date of the lease is October 31, 2012.